                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of    August 2003
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---

                         [NORTHERN OFFSHORE LTD. LOGO]

                             NORTHERN OFFSHORE LTD.


                     REPORT FOR THE SECOND QUARTER OF 2003


RESULTS FOR THE SECOND QUARTER 2003
Northern Offshore Ltd reports consolidated earnings before interest, tax, depreciation and amortisation (EBITDA) of USD 6.6 million for the second quarter of 2003, down from USD 7.6 million in the first quarter. Revenues decreased from USD 15.3 million in the first quarter to USD 13.1 million in the second quarter. The decrease was mainly due to Energy Searcher being off-hire between March 27 and May 16. Revenues from Northern Producer were in line with the first quarter.

Operating costs reduced by USD 1.1 million from USD 7.6 million in the first quarter to USD 6.6 million in the second quarter. The significant factor was the Energy Searcher's period of off-hire, which resulted in reduced operating costs in the second quarter.

The net loss for the second quarter of 2003 was USD 1.7 million compared to a net loss of USD 0.2 million for the first quarter. In addition to the change in EBITDA the main reasons for the increased loss include exchange losses of USD
0.2 million on the Company's NOK denominated Notes payable. In addition, interest payable increased by USD 0.3 million as a result of changes to interest rates contained in the various loan extensions announced in May.

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

OPERATION
In the second quarter of 2003, Northern Producer's production level was 11,767 bbls/day, down from 13,476 bbls/day for the previous quarter. Production was reduced in the second quarter due to Texaco's scheduled annual two-week shutdown of production for repair and maintenance work, which took place in May. The contract with Texaco has been extended to January 2005. Texaco has further options to extend the contract and the next option becomes declarable in January 2004.

Energy Searcher is currently employed under a contract with Atlantis Oman. This employment began on August 10 and is expected to continue until mid October. Thereafter, the rig will go on hire to Daewoo. The Daewoo contract is expected to last until January 2004.

Management is actively pursuing employment prospects following the completion of Energy Searcher's scheduled employment.

The Company's drill ships, Northern Explorer II and Northern Explorer III and the semi-submersible drilling rig Galaxy Driller, are in lay-up near Singapore, while the drill ship Discoverer 1 is laid up in Mexico. The Board sees no opportunity for short-term re-employment of any of the four laid up units. As a function of the substantial lay-up cost for the rigs, the Board is currently considering different strategic options.

On July 25, the Company settled arbitration relating to a claim for damages with Inpex and as a result will be paid USD 1.2 million by Inpex in August.

MARKET
The market for drilling rigs remains weak. The strength in the oil price and the tight energy situation world wide has so far not resulted in any increased activity for offshore drilling. The market in Asia, which is the Company's main market, is further suffering from the fact that several of the major operators have moved additional rigs into this market.

Jet Drilling has established a good reputation in the market based on the successful operation and employment of Energy Searcher. This has clearly improved the market ability of Energy Searcher.

FINANCIAL SITUATION
During the first six months the Company generated USD 5.5 million cash from operations and USD 4.7 million as a result of the termination of currency swap derivatives. In the same period the Company has made debt repayments of USD 9.5 million and paid fees for refinancing amounting to USD 0.7 million. As a result, net cash flow was USD 0.0 million for the half-year.

Northern Offshore completed in the second quarter a financial restructuring of its debt obligations. The restructuring, which was described in the first quarter report, has extended the final maturity dates on three of our debt facilities and has improved the Company's short-term working capital situation.

As a result of this restructuring and repayments made, the Company has total debt outstanding at June 30 totalling USD 177.3 million. This consists of USD denominated Notes with face value USD 143.2 million, NOK denominated Notes with face value NOK 143.0 million (equivalent to USD 19.8 million), the BNP loan of USD 7.0 million and the Avalon loan of USD 7.3 million.

The operating results for the second half of the year is expected to be in line or somewhat better than the results for the first half of the year.

The Northern Producer contract with Texaco for the Galley field, which is the Company's major cash flow generator, is currently running to January 2005. The rate for 2004 will in line with original agreement be reduced compared to the rate in 2003. Texaco is currently marketing the Galley field for sale. In this connection Texcao has communicated to Northern Offshore that there is substantial doubt linked to Texaco's willingness to extend the contract when the next one-year option becomes declarable in January 2004. The Board is as a result of that looking into alternative employment for the rig.

As a function of the Company's financial position the Board is having a close dialogue with the Company's main creditors. The main purpose of these talks is to find a long-term financial solution where the Company's balance sheet can be improved.

While we are currently projecting that we will generate sufficient cash flows to service our debt obligations through to their respective maturity dates, we are not generating sufficient cash flows to repay these loans at maturity. Therefore there continues to be substantial doubt as to the ability of the Company to continue to operate as a going concern.

No adjustments have been made to this financial report relating to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Bermuda, August 29, 2003
The Board of Directors of Northern Offshore Ltd.

Contact:

Tor Olav Troim              Tel:  47 90 68 82 67
Jon-Aksel Torgersen         Tel:  47 22 93 60 00

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE SECOND QUARTER 2003 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Income Statement                                   2nd Quarter    2nd Quarter       6 months       6 months      12 months
                                                       2003           2002             2003           2002          2002
(USD `000s)
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                13,130         16,350         28,393         31,933         69,299
Operating Expenses                                      -6,567         -7,259        -14,192        -14,703        -36,170
Op. profit before depreciation (EBITDA)                  6,563          9,091         14,201         17,230         33,129
Depreciation                                            -3,530         -4,129         -7,063         -8,195        -16,705
Impairment losses                                            -              -              -              -        -21,625
Operating profit/-loss                                   3,033          4,962          7,138          9,035         -5,201
Interest income                                             46             16             49             17             82
Interest expense                                        -4,778         -4,567         -9,217         -9,161        -18,860
Foreign exchange gain/-loss and other                      -25           -199             56           -151           -423
financial items
Net loss before tax                                     -1,724            212         -1,974           -260        -24,402
Taxes                                                      -14           -184            -15           -421           -453
Net loss before extraordinary items                     -1,738             28         -1,989           -681        -24,855
Cumulative effect of a change in accounting                  -              -              -          6,102          6,102
principle
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                        -1,738             28         -1,989          5,421        -18,753
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding               104,680,660    104,680,660    104,680,660    104,680,660    104,680,660

Per share amounts: USD

EBITDA per share: USD                                     0.06           0.09                          0.08
                                                                                        0.07                          0.32
Net income/- loss before cumulative effect of            -0.02           0.00          -0.02          -0.01          -0.24
a change in accounting principle
Cumulative effect of a change in accounting                  -              -              -           0.06           0.06
principle
---------------------------------------------------------------------------------------------------------------------------
Earnings/-loss per share: USD                            -0.02           0.00          -0.02           0.05          -0.18
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Balance Sheet                                                                      30th June      30th June       31st Dec
(USD `000s)                                                                           2003           2002           2002
---------------------------------------------------------------------------------------------------------------------------
Drilling units and production platform                                               142,018        179,111        149,071
Other non-current assets                                                               1,181          1,138            836
Other current assets                                                                   9,809         17,866         17,137
Cash and cash equivalents                                                              3,289          1,678          3,291
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         156,297        199,793        170,335
---------------------------------------------------------------------------------------------------------------------------
Notes payable                                                                        163,025        162,291        163,783
Secured loans                                                                         14,264         31,332         23,856
Other liabilities                                                                      8,019          9,739          9,842
Stockholders' deficit                                                                -29,011         -3,569        -27,146
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and deficit                                                        156,297        199,793        170,335
---------------------------------------------------------------------------------------------------------------------------

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE SECOND QUARTER 2003 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Cash Flow Statement                                 2nd quarter    2nd quarter      6 months       6 months       12 months
                                                        2003           2002            2003           2002           2002
(USD `000s)
---------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income/-loss                                        -1,738             28         -1,989          5,421        -18,753
Adjustments  to reconcile net  income/-loss  to
net cash provided by operating activities:
Depreciation                                             3,530          4,129          7,063          8,195         16,705
Amortisation of capitalized loan fees                      213            168            321            336            568
Impairment losses                                            -              -              -              -         21,625
Cumulative  effect  of a change  in  accounting              -              -              -         -6,102         -6,102
principle
Unrealised foreign currency exchange -gain/loss            664          3,741           -811          4,034          6,238
Change in fair value of derivative instruments            -328         -3,320            815         -3,638         -5,340
Changes in working capital items:
Decrease/-increase in trade accounts receivable           -485         -1,745          1,504         -4,971         -3,109
Increase/-decrease in trade accounts payable               939         -1,570         -1,493         -1,399           -395
Decrease/-increase in net receivables and                 -356          1,378           -356          1,126            350
payables with related parties
Other working capital items                             -4,023         -4,647            459         -2,301         -1,748
Net cash provided by operating activities               -1,584         -1,838          5,513            701         10,039
Investing activities
Purchases of furniture and equipment                        -6              -            -10              -              -
Purchase and upgrading of production and                     -              -              -            -60            -49
drilling vessels
Proceeds from termination of derivatives                 4,673              -          4,673              -              -
Net cash provided by/-used in investing                  4,667              -          4,663            -60            -49
activities
Financing activities
Proceeds from the issuance of loans                          -              -              -              -         10,000
Repayment of loans                                      -9,498              -         -9,498         -6,500        -24,236
Financing fees paid                                       -680              -           -680              -              -
Net cash provided by/-used in financing                -10,178              -        -10,178         -6,500        -14,236
activities
Net increase/-decrease in cash and cash                 -7,095         -1,838             -2         -5,589         -4,246
equivalents
Cash and cash equivalents at beginning of               10,384          3,516          3,291          7,537          7,537
period
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               3,289          1,678          3,289          1,678          3,291
---------------------------------------------------------------------------------------------------------------------------

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

MAJOR SHAREHOLDERS AS AT AUGUST 26, 2003:
-----------------------------------------------------------------------------------------------------------------
WORLD SHIPHOLDING LTD       53,813,342      51.40%    VOLDSTAD HANS KRISTIAN           1,096,000        1.04%

ODIN NORDEN                  5,470,500       5.22%    CITIBANK INTL. PLC. (LUX)        1,000,000        0.95%

ODIN NORGE                   4,167,263       3.98%    TR0IM TOR OLAV                   1,000,000        0.95%

FRANKLIN ENTERPRISES         3,700,000       3.53%    SCHIE STEIN H. C/O NORMARINE       831,716        0.79%

AKSJEFONDET GAMBAK           2,000,000       1.91%    SONG MIST SHIPPING LTD             708,000        0.67%

HAFSLUND INVEST AS           1,800,000       1.71%    OTHER SHAREHOLDERS              29,093,839       27.85%

                                                      -----------------------------------------------------------
                                                      TOTAL                          104,680,660      100.00%
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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: September 10, 2003